RESPONSE GENETICS
1640 Marengo Street 6th Floor Los Angeles, CA 90033
Telephone: 323-224-3900 Fax: 323-224-3096 www.responsegenetics.com

October 26, 2006

Ms. Kathleen Danenberg
3367 Rubio Crest Drive
Altadena, California
91001

Dear Kathy:

The Board of Directors of Response Genetics, Inc. (“Response Genetics” or the “Company”) is pleased to provide you with the terms and conditions of your continued employment by the Company. The details of the Company’s offer (the “Offer”) are set forth below. The latter of the date on which you sign this document and the date it is approved by the Company’s Board of Directors is the commencement date (“Commencement Date”) of this employment agreement (this “Agreement”).

1.  Position.

(a)  Your position will be President and Chief Executive Officer (“CEO”), the most senior executive officer of the Company, reporting solely to the Chairman of the Company’s Board of Directors (the “Board”). You will work at our Los Angles, California location.

(b)  You agree to serve the Company faithfully and to the best of your ability and to devote your full business time to the business and affairs of the Company during the term of this Agreement. You will be required to travel as part of your duties, provided, however, you will not be required to travel more than you have previously done in the course and scope of your employment with the Company. Notwithstanding the foregoing, you may attend to personal and charitable activities that do not interfere with the performance of your duties hereunder.

(c)  Your principle responsibilities will include the following: (1) setting the strategic direction for the Company’s business; (2) overall management of the Company, including delegation of such management to other Company officers and employees as you see appropriate; (3) participation in preparation for an initial public offering (“IPO”) of the Company’s stock or other financing activities and (4) participation in any road shows.

(d)  performing responsibilities that are normally associated with the President and CEO positions and as otherwise may be assigned to you from time to time by the Board.

(e)  If you are elected to serve as a member of the Board, you shall so serve, without additional compensation other than as provided for in this Agreement. Neither you r failure to be elected to the Board nor your removal from the Board nor your resignation from serving on the Board shall constitute “Cause” in paragraph 4(c) below.

2.  Term. Your employment will be for a term of three (3) years from the Commencement Date, with automatic one (1) year renewal terms thereafter (collectively, the “Term”) unless you or the Company give written notice to the other at least ninety (90) days prior to the expiration of any Term of such party’s election not to further extend this Agreement. Any termination of your employment will be governed by the terms set forth in this Agreement. Termination of this Agreement shall be effectuated in writing, and notice of which, and notice of which shall be provided at least thirty (30) days prior to the effective date of such termination.

3.  Compensation and Benefits.

(a)  Your base pay shall be at an annual rate, based on the Company’s fiscal year, of no less than $510,000.00, which shall be payable bi-weekly, minus customary deductions for federal and state taxes and the like (the “Base Pay”). Your Base Pay shall be subject to annual merit adjustments at the discretion of the Board. Such adjustments, if made, shall not reduce your base pay, and shall take effect as the Board may decide.

(b)  You will be eligible to receive an annual target bonus (the “Bonus”) in the minimum amount of 40% of your Base Pay based upon the Company meeting certain written performance targets and your meeting certain written personal objectives as set forth by the Board. The Board will establish, in consultation with you, such performance targets not less frequently than each fiscal year, provided, however, that the Board shall establish, in consultation with you, performance targets for the remainder of the current fiscal year. The Board shall, in good faith, calculate the Bonus and, if a Bonus is to be awarded, the Bonus shall be paid within 45 days of the end of the Company’s fiscal year.

(c)  The Company shall grant to you a nonqualified stock option on the earlier of (i) the date of the effectiveness of the Company’s initial public offering (the “IPO) or (ii) the date of a Change in Control (as defined herein), equal to the 3.0% of the Company’s outstanding stock as of the Commencement Date (calculated on an as-converted basis to common stock) (the “Option”). The Option shall be subject to the terms and conditions of the Company’s 2006 Stock Plan and Standard Form of Option Agreement however, in the event you are terminated without Cause or resign For Good Reason, as such terms are defined below, the portion of the Option that is vested as of the date of termination shall be exercisable for one year from the date of termination. The exercise price of the Option shall be equal to (i) in the case of an IPO the initial public offering price of the Company’s common stock and (ii) in the case of a Change in Control the then fair market value of the Company’s common stock. Should no IPO or Change in Control take place by September 25, 2007, the Company shall grant to you in lieu thereof on September 25, 2007 the Option and the exercise price shall be equal to the fair market value of the Company’s common stock on that date. One third of the shares subject to the Option will vest and be exercisable immediately upon the issuance of the Option with the remainder to vest and be exercisable in two equal installments on the first and second anniversary of the Commencement Date, provided you remain employed during such period. If the Option is issued on September 25, 2007, the Option shall be 66.67% vested on the date of grant. You shall be eligible for additional future option grants and other equity compensation as approved by the Board or a committee thereof.

(d)  In the event of a Change in Control, as defined herein, 100% of your Option shall at that time fully accelerate and become exercisable. Change in Control means the occurrence of any of the following events:

(i)  Ownership. Any “Person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becomes the “Beneficial Owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing more than 50% of the total voting power represented by the Company’s then outstanding voting securities (excluding for this purpose any such voting securities held by the Company or its Affiliates or by any employee benefit plan of the Company) pursuant to a transaction or a series of related transactions; or

(ii)  Merger/Sale of Assets. (A) A Merger or consolidation of the Company whether or not approved by the Board, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of the Company or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation; or (B) the stockholders of the Company approve an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets; or

(iii)  Change in Board Composition. A change in the composition of the Board, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” shall mean directors who either (A) are directors of the Company as of the Commencement Date, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but shall not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company).

(e)  You shall also be entitled to participate in all employee benefit plans or programs offered to senior executives of the Company, including without limitation participation in any health insurance plan, disability insurance plan, dental plan, eye care plan, 401(k) plan, deferred compensation plan or other similar plans. Any such benefits may be modified or changed from time to time at the sole discretion of the Company. Where a particular benefit is subject to a forma plan (for example, medical insurance), eligibility to participate in and receive any particular benefit is governed by the applicable formal plan document.

(f)  The Company shall provide you with a Company credit card for all reasonable out-of-pocket expenses incurred by you in the performance of your duties under this Agreement, including (i) reasonable travel expenses, (ii) reasonable client meal and entertainment expenses, (iii) reasonable mobile telephone bills, (iv) such other expenses as shall be agreed between you and the Company or as otherwise in accordance with the Company's normal policies for expense reimbursement in effect from time to time or (v) such other expenses as the Company has reimbursed or covered under past practices with you. Your travel accommodations shall be commensurate with your past practices. To the extent not paid by the credit card, the Company shall promptly reimburse you for such expenses. Additionally, the Company shall pay you (i) a $1,000 monthly non-accountable expense allowance payable each month, (ii) a $1,000 monthly automobile allowance for gas, parking, maintenance, insurance and miscellaneous costs to your automobile payable each month, and (iii) your legal fees incurred in the negotiation of this Agreement to a maximum of $5,000.

(g)  You will be granted twenty (20) paid time off days (“PTO” days) each calendar year for your use for vacation, personal or sick leave and you will be eligible for additional PTO days based on your tenure with the Company at the discretion of the Board. Your accrued but unused PTO days will be paid to you should you leave the Company's employment. The Company will also observe 10 holidays per year, for which you will be paid. If the Commencement Date occurs between October 6, 2006 and December 31, 2006, you shall be granted seven (7) PTO days for use in 2006. Unused PTO shall he paid in accordance with Company policy.

4.  Severance. In the event you are terminated without ''Cause” as such term is defined below, or in the event that you resign “For Good Reason” as such term is defined below, you shall be entitled to severance, provided you first execute a release in a form reasonably satisfactory to the Company, upon the following terms:

(a)  If you are terminated without Cause, or if you resign For Good Reason, the Company shall pay you the greater of (i) your Base Pay and COBRA coverage for twelve (12) months following the dale of termination; and (ii) your Base Pay and COBRA coverage for the remaining Term of this Agreement (collectively, the “Severance Pay”). In addition, you shall receive, within forty-five (45) days of such termination, the pro rata portion of the Bonus earned as of your termination date. The Severance Pay shall be paid in equal bi-weekly installments based upon the Company's payroll until fully retired and shall be further conditioned upon your compliance with Section 6 below.

(b)  If you terminate your employment voluntarily, other than For Good Reason, or you are terminated for Cause, you shall be entitled to your Base Pay through the date of termination. Severance Pay shall not be required under this Agreement if (i) you terminate your employment voluntarily, other than For Good Reason; or (ii) you are terminated for Cause.

(c)  For purposes of this Agreement, “Cause” shall mean termination for:

(i)  engaging in dishonesty or misconduct that is materially injurious to the Company, which, if curable, shall not have been cured within thirty (30) days after the Company shall have advised you in writing of its intention to terminate your employment in accordance with the provisions of this subparagraph: (i); or

(ii)  your conviction or entry of nolo contendere to any felony or crime involving moral turpitude, material fraud or embezzlement of the Company’s property or your conviction of any other felony; or

(iii)  your breach of any of the material terms of this Agreement, including the confidentiality obligations set forth herein, which such breach shall not have been cured within thirty (30) days after the Company shall have advised you in writing of its intention to terminate your employment in accordance with the provisions of this subparagraph (iii).

(d)  For purposes of this Agreement, “For Good Reason” shall mean your resignation following:

(i)  a material breach by the Company of its obligations hereunder, provided you have first given notice to the Company of such alleged breach and the Company has failed to cure same within ten (10) days of receipt of such notice; or

(ii)  your compensation or benefits are reduced or your title or position is altered from that of CEO; or

(iii)  the imposition of a requirement by the Company that you relocate your principal office to a location outside of the City of Los Angeles that necessitates a change in your home residence; or

(iv)  any requirement by the Company that you engage in any act that is illegal, provided the Company must have prior notice and opportunity to cure same within ten (10) days of receipt of such notice.

(v)  For purposes of this Agreement, “Good Reason” shall be interpreted in a manner, and limited to the extent necessary, so that it will not cause adverse tax consequences for either party with respect to Section 409A of the Internal Revenue Code of 1986, as amended (“Code Section 409A”), and any successor statute, regulation and guidance thereto.

(e)  In the event this Agreement is terminated because of your death, or because of a disability as provided herein, you or your estate shall be entitled to receive your Base Pay and pro rate Bonus earned as of the date of death or disability, and the Company shall provide COBRA coverage for a period of twelve (12) months following the date of such death or disability to you or your heirs as the case may be. A disability shall occur thirty days after the determination of disability. As used in this Agreement, the determination of “disability” shall occur when you, due to a physical or mental disability, for a period 90 consecutive days, or 180 days in the aggregate whether or not consecutive, during any 360-day period, are unable to perform the services contemplated under this Agreement. A determination of disability shall be made by a physician satisfactory to both you and the Company, provided that if you and the Company do not agree on a physician, you and the Company shall each select a physician and these two together shall select a third physician, whose determination as to disability shall be binding on all parties.

(f)  In the event a Change of Control occurs during your employment, you agree that you will not resign your employment voluntarily for a period of six months following the effective, date of the Change of Control. If you are terminated within such six-month period without Cause or you resign For Good Reason, in addition to any other benefits to which you are entitled under this Agreement, and provided you execute a release of claims in a form reasonably satisfactory to the Company, you shall be entitled to a lump sum payment equivalent to a month of Base Pay at your then current annual rate for each month during such six-month period for which you have yet to complete service to the Company at the time of such termination, which payment shall be made within forty-five (45) days following such termination.

(g)  If at the time any payment is to be made under this Section 4, it is determined that you are deemed to be a “specified employee” of the Company (within the meaning of Section 409A of the Code, as amended, and any successor statute, regulation and guidance thereto (“Code Section 409A”)), then limited only to the extent necessary to comply with the requirements of Code Section 409A, any payments to which you may become entitled under this Section 4 which are subject to Code Section 409A (and not otherwise exempt from its application) will be withheld until the first (1st) business day of the seventh (7th) month following the termination of your employment, at which time you shall be paid an aggregate amount equal to the accumulated, but unpaid, payments otherwise due to you under the terms of this Section.

(h)  If any payment or benefit you would receive under this Agreement, when combined with any other payment or benefit you receive pursuant to a Change of Control (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Company shall pay 50% of such tax liability (the “Tax Payment”) and such Tax Payment shall be “grossed-up” to an amount so that the amount you actually receive, after deducting the Excise Tax, would be equal to the Tax Payment, provided, however, that any payments under this Section shall not exceed a total maximum amount of one hundred thousand dollars ($100,000.00) and shall be paid upon the Change of Control.

(i)  The Company does not guarantee the tax treatment or tax consequences associated with any payment or benefit set forth in this Agreement, including but not limited to consequences related to Code Section 409A. You and the Company agree to both negotiate in good faith and jointly execute an amendment to modify this Agreement to the extent necessary to comply with the requirements of Code Section 409A; provided that no such amendment shall increase the total financial obligation of the Company under this Agreement. In the event that the Company determines in good faith that it is required to withhold taxes from any payment or benefit already provided to you, you agree to pay on demand the amount the Company has determined to the Company.

(j)  In the event of any termination of employment, you shall be under no obligation to seek other employment or duty to mitigate your losses, and there shall be no offset.

5.  Indemnity. The Company shall indemnify you and hold you harmless from any and all claims arising from or relating to your performance of your duties hereunder to the fullest extent permitted by law and/or the Company’s Directors and Officers Liability Insurance or applicable certificate incorporation or bylaws or other applicable document.

6.  Confidentiality, Non-Solicitation and Assignment of Inventions.

(a)  Definition: “Confidential Information” means all Response Genetics proprietary information, technical data, trade secrets, know-how and any idea in whatever form, tangible or intangible, including without limitation, research, product plans, customer and client lists, developments, inventions, processes, technology, designs, drawings, marketing and other plans, business strategies and financial data and information. “Confidential Information” shall also mean in information received by Response Genetics from customers or clients or other third parties subject to a duty to keep confidential. “Confidential Information” shall not include information that (i) was disclosed to you by a third party who did not obtain the same directly or indirectly from the Company, (ii) was known by you (in writing) prior to disclosure by the Company, (iii) constitutes information approved for release by written authorization of the Company, (iv) constitutes information whose disclosure is required by law or order of any court, agency, arbitrator or other governmental body, or (v) has been made publicly available or generally available to the applicable trade by the Company,

(b)  Duty Not to Disclose: In connection with your employment by Response Genetics, you will be exposed to and have access to the Company's Confidential Information. During the term of your employment and for two (2) years thereafter, you agree to hold all Confidential Information in strict confidence and trust for the sole benefit of Response Genetics and not to, directly or indirectly, disclose use, copy, publish, summarize, or remove any Confidential Information from the Company's premises, except as specifically authorized in writing by the Company and in connection with the usual course of your employment.

(c)  Documents and Materials: You further agree that you will return all Confidential Information, including all copies and versions of such Confidential Information (including but not limited to information maintained on paper, disk, CD-ROM, network server, or any other retention device whatsoever) and other property of the Company, to the Company immediately upon cessation of your employment with the Company. These terms are in addition to any statutory or common law obligations that you may have relating to the protection of the Company's Confidential Information or its property. These restrictions shall survive the termination of your employment with Response Genetics.

(d)  Assignment of Inventions: Paragraph 10 of the Employment Agreement dated December 11, 2000 between you and the Company as thereafter amended from time to time shall govern the assignment of inventions during your employment at the Company and such paragraph shall survive and not supersede this Agreement.

(e)  Nonsolicitation Customers and Employees. During your employment and for a period of two (2) years after termination thereof for any reason (“Restricted Period”), you will not, personally or through others, directly or indirectly, recruit, solicit or induce, or attempt to recruit, solicit or induce any employee of the Company to terminate employment with, or otherwise cease a relationship with, the Company. Likewise, during your employment and during the Restricted Period, you will not, personally or through others, directly or indirectly, accept, service, solicit, divert or take away, or attempt to accept, service, solicit, divert or take away, the business or patronage of any of the clients, customers or accounts, or prospective clients, customers or accounts, of the Company.

7.  Assignment. No right under this Agreement is assignable, nor any duty under this Agreement delegable, by you or the Company without the other party’s written consent.

8.  Notices. Any notice or other communication required or permitted by this Agreement to be given to a party shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by U.S. registered or certified mail (return receipt requested), or sent via facsimile (with receipt of confirmation of complete transmission) to the party at the party’s last known address or facsimile number or at such other address or facsimile number as the party may have previously specified by like notice. If by mail, delivery shall be deemed effective 3 business days after mailing in accordance.

9.  Miscellaneous. This letter constitutes the Company’s entire offer regarding the terms and conditions of your prospective employment with Response Genetics. Except as specifically set forth herein, this Agreement supersedes any prior agreements, or other promises or statements (whether oral or written) regarding the terms of employment, including that certain Employment Agreement dated December 11, 2000 between you and the Company as thereafter amended from time to time and any prior non-compete agreements. The terms of your employment and this Agreement shall be governed by the law of the State of California without regard to conflicts of laws.

Please signify your acceptance of the terms and conditions of this Agreement by signing this letter and returning it to me.

Sincerely,
/s/ Tom R. DeMeester
Tom R. DeMeester
Chairman of the Board of Directors
Response Genetics, Inc.

Agreed to and Acknowledged:
/s/ Kathleen Danenberg

Kathleen Danenberg

May 29, 2007

Date